SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of January 2016

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s Third Quarter Consolidated Financial Results (April 1, 2015 – December 31, 2015) filed with the Tokyo Stock Exchange on Wednesday January 27, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: January 27, 2016	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2015 – December 31, 2015

January 27, 2016

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: chun_yang@orix.co.jp

Consolidated Financial Results from April 1, 2015 to December 31, 2015

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol: IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Nine Months Ended December 31, 2015

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
December 31, 2015	1,797,080	14.3%	252,616	21.5%	334,672	20.3%	215,364	16.2%
December 31, 2014	1,572,040	67.4%	207,892	30.5%	278,277	55.4%	185,405	56.9%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥194,568 million for the nine months ended December 31, 2015 (year-on-year change was a 11.4% decrease) and ¥219,552 million for the nine months ended December 31, 2014 (year-on-year change was a 43.3% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
December 31, 2015	164.52	164.35
December 31, 2014	141.61	141.40

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
December 31, 2015	11,064,619	2,441,758	2,273,448	20.5%
March 31, 2015	11,443,628	2,318,071	2,152,198	18.8%

*Note 3:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”
“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2015	—	—	—	36.00	36.00
March 31, 2016	—	22.00	—	—	—

March 31, 2016 (Est.)	—	—	—	23.00	45.00

3. Targets for the Year Ending March 31, 2016 (Unaudited)

In order to facilitate a better understanding on our medium- and long- term growth projection for our shareholders and potential investors, we disclose our medium-term management target in this document. For details, refer to “1.Summary of Consolidated Financial Results (3) Medium-Term Management Targets” on page 7.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( ) Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,058,828 as of December 31, 2015, and 1,323,644,528 as of March 31, 2015.

2. The number of treasury stock shares was 12,848,581 as of December 31, 2015, and 12,847,757 as of March 31, 2015.

3. The average number of outstanding shares was 1,309,022,417 for the nine months ended December 31, 2015, and 1,309,295,023 for the nine months ended December 31, 2014.

The Company’s shares held through the Board Incentive Plan Trust (2,153,800 shares as of March 31, 2015 and 1,946,800 shares as of December 31, 2015) are not included in the number of treasury stock shares as of the end of the periods, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Nine Months Ended December 31, 2015

			Nine months ended December 31, 2014	Nine months ended December 31, 2015	Change	Year on Year Change
	Total Revenues	(millions of yen)	1,572,040	1,797,080	225,040	14%
	Total Expenses	(millions of yen)	1,364,148	1,544,464	180,316	13%
	Income before Income Taxes and Discontinued Operations	(millions of yen)	278,277	334,672	56,395	20%
	Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	185,405	215,364	29,959	16%
Earnings Per Share	(Basic)	(yen)	141.61	164.52	22.91	16%
	(Diluted)	(yen)	141.40	164.35	22.95	16%
	ROE (Annualized)*1	(%)	12.3	13.0	0.7	—
	ROA (Annualized)*2	(%)	2.42	2.55	0.13	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Economic Environment

The world economy has been suppressed with low level of growth due primarily to falling primary commodity prices such as price of crude oil and fluctuations in financial markets. Moderate economic growth is expected among developed countries. Meanwhile, economic growth in emerging and developing countries is expected to be weak and economic unevenness among such countries continues to widen. In addition, political and geopolitical tensions in certain regions need to be monitored carefully.

The Japanese economy, despite a positive corporate earning environment, remains at a standstill and its economic outlook looks increasingly unclear due primarily to economic slowdown in emerging countries.

Overview of Business Performance (April 1, 2015 to December 31, 2015)

Total revenues for the nine months ended December 31, 2015 (hereinafter, “the third consolidated period”) increased 14% to ¥1,797,080 million compared to ¥1,572,040 million during the same period of the previous fiscal year. Finance revenues increased due primarily to an increase in the average balance of installment loans. In addition, sales of goods and real estate increased due primarily to revenues generated by subsidiaries acquired during the previous fiscal year. Meanwhile, life insurance premiums and related investment income decreased compared to the same period of the previous fiscal year due to a significant decrease in investment income from variable annuity and variable life insurance contracts held by Hartford Life Insurance K.K. (hereinafter, “HLIKK”), in line with a significant market improvement during the previous fiscal year. HLIKK was merged into ORIX Life Insurance Corporation on July 1, 2015.

Total expenses increased 13% to ¥1,544,464 million compared to ¥1,364,148 million during the same period of the previous fiscal year. Costs of goods and real estate sold increased in line with the aforementioned revenue increases. Selling, general and administrative expenses also increased due to an increase in the number of consolidated subsidiaries. On the other hand, life insurance costs decreased due to a reversal of liability reserve in line with the aforementioned decrease in investment income from variable annuity and variable life insurance contracts.

Equity in net income of affiliates increased due primarily to an increase in the income from real estate joint ventures in Japan. Gains on sales of subsidiaries and affiliates and liquidation losses, net increased compared to the same period of the previous fiscal year due primarily to the recognition of a gain on partial divestment of shares of Houlihan Lokey, Inc. (hereinafter, “HL”), in connection with its initial public offering in the United States, becoming an equity method affiliate.

As a result of the foregoing, income before income taxes and discontinued operations for the third consolidated period increased 20% to ¥334,672 million compared to ¥278,277 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 16% to ¥215,364 million compared to ¥185,405 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the third consolidated period increased 17% to ¥323,414 million compared to ¥277,083 million during the same period of the previous fiscal year. While profits from Retail segment decreased compared to the same period of the previous fiscal year, Overseas Business, Investment and Operation, Real Estate, and Corporate Financial Services segments contributed the most to the increase in total segment profits, and the Maintenance Leasing segment continued to show strong performance.

In addition, during the three-month period ended March 31, 2015, the closing date of the accounting period of DAIKYO INCORPORATED (hereinafter, “DAIKYO”), which is included in Investment and Operation segment, was changed in order to eliminate a lag period that previously existed between DAIKYO and the Company. Based on this change, the financial statements for the same period of the previous fiscal year have been adjusted retrospectively.

Segment information for the third consolidated period is as follows:

Corporate Financial Services Segment: Lending, leasing and fee business

	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Revenues	61,069	81,475	20,406	33%
Segment Profits	18,661	33,841	15,180	81%

	As of March 31, 2015	As of December 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Assets	1,132,468	1,058,719	(73,749)	(7)%

The Japanese economy, despite a positive corporate earning environment, remains at a standstill and its economic outlook is becoming increasingly unclear due primarily to economic slowdown in emerging countries. Loans extended by financial institutions continue to increase and interest rates on loans remain at low levels.

Segment revenues increased 33% to ¥81,475 million compared to ¥61,069 million during the same period of the previous fiscal year due to increases in sales of goods and services income resulting primarily from revenue generated by Yayoi Co., Ltd. (hereinafter, “Yayoi”), which we acquired on December 22, 2014, and robust fee business generated from domestic small and medium-sized enterprise customers. In addition, recognition of gains on sales of investment securities increased, offsetting a decrease in finance revenues in line with the decreased average investment in direct financing leases and installment loan balances.

While segment expenses increased compared to the same period of the previous fiscal year due primarily to an increase in selling, general and administrative expenses following the consolidation of Yayoi, segment profits increased 81% to ¥33,841 million compared to ¥18,661 million during the same period of the previous fiscal year.

Segment assets decreased 7% to ¥1,058,719 million compared to the end of the previous fiscal year due primarily to decreases in investment in direct financing leases, installment loans, and investment in securities.

Maintenance Leasing Segment: Automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing

	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Revenues	198,246	204,743	6,497	3%
Segment Profits	31,578	33,691	2,113	7%

	As of March 31, 2015	As of December 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Assets	662,851	717,811	54,960	8%

In line with an increase in capital investment resulted from improved corporate earnings, revenue has been growing by providing high value added services targeting demands in capital investment and cost reduction. Japanese automobile leasing industry has been experiencing the same level of the number of new auto leases in the third consolidated period as the same period of the previous fiscal year.

Segment revenues increased 3% to ¥204,743 million from ¥198,246 million during the same period of the previous fiscal year due primarily to increases in operating leases revenues and finance revenues resulting from the steady expansion of assets in the automobile business and in services income derived from value-added services such as maintenance.

Despite an increase in segment expenses due primarily to increases in the costs of operating leases, services expense, and selling, general and administrative expenses, which were in line with revenue growth, segment profits increased 7% to ¥33,691 million compared to ¥31,578 million during the same period of the previous fiscal year.

Segment assets increased 8% to ¥717,811 million compared to the end of the previous fiscal year due primarily to a steady increase in leasing assets mainly in the automobile business.

Real Estate Segment: Real estate development, rental and financing; facility operation, REIT asset management; and real estate investment and advisory services

	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Revenues	147,208	154,691	7,483	5%
Segment Profits	22,481	44,374	21,893	97%

	As of March 31, 2015	As of December 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Assets	835,386	744,869	(90,517)	(11)%

Office rents and vacancy rates in the Japanese office building market continue to show signs of improvement led by the Tokyo area. J-REITs and foreign investors remain active in property acquisitions. Furthermore, due to an increase in the number of tourists from abroad, we are also seeing increases in the occupancy rates and average daily rates of hotels and Japanese inns.

Segment revenues increased 5% to ¥154,691 million compared to ¥147,208 million during the same period of the previous fiscal year due primarily to an increase in services income from the facility operation business and an increase in gains on sale of real estate in the residential development business, despite a decrease in rental revenues, which are included in operating leases revenues, in line with a decrease in the balance of real estate assets.

Segment expenses decreased compared to the same period of the previous fiscal year due primarily to a decrease in write-downs of long-lived assets and to decreases in interest expense and costs of operating leases in line with decreased assets.

As a result of the foregoing and an increase in equity in net income of affiliates from real estate joint ventures, segment profits increased 97% to ¥44,374 million compared to ¥22,481 million during the same period of the previous fiscal year.

Segment assets decreased 11% to ¥744,869 million compared to the end of the previous fiscal year due primarily to a decrease in investment in operating leases, which resulted from sales of rental properties, and a decrease in installment loans and investment in securities.

Investment and Operation Segment: Environment and energy-related business, principal investment, and loan servicing (asset recovery)

	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Revenues	429,687	751,084	321,397	75%
Segment Profits	23,007	46,672	23,665	103%

	As of March 31, 2015	As of December 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Assets	660,014	628,939	(31,075)	(5)%

In the Japanese environment and energy-related business, even though the government is reassessing its renewable energy purchase program, the significance of renewable energy in the mid-to-long term is on the rise with investment targets expanding beyond solar power generation projects to include wind and geothermal power generation projects. In addition, as illustrated by the increase in the number of domestic initial public offerings, the capital markets environment continues to be favorable.

Segment revenues increased 75% to ¥751,084 million compared to ¥429,687 million during the same period of the previous fiscal year due primarily to a significant increase in sales of goods and real estate contributed by subsidiaries acquired during the previous fiscal year, an increase in the number of condominiums sold by DAIKYO and an increase in the amount of services income from environment and energy-related business.

Segment expenses also increased compared to the same period of the previous fiscal year due to an increase in expenses in connection with acquired subsidiaries, including DAIKYO, and the environment and energy-related business, each of which increased in line with segment revenues expansion.

As a result of the foregoing and the recognition of gains on sales of shares of subsidiaries, segment profits increased 103% to ¥46,672 million compared to ¥23,007 million during the same period of the previous fiscal year.

Segment assets decreased 5% to ¥628,939 million compared to the end of the previous fiscal year due primarily to decreases in installment loans, investment in securities, other intangible assets and inventories, despite an increase in property under facility operations in the environment and energy-related business.

Retail Segment: Life insurance, banking and card loan business

	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Revenues	335,252	208,751	(126,501)	(38)%
Segment Profits	96,570	48,835	(47,735)	(49)%

	As of March 31, 2015	As of December 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Assets	3,700,635	3,511,492	(189,143)	(5)%

Although the life insurance business is affected by macroeconomic factors such as domestic population decline, we are seeing increasing numbers of companies developing new products in response to the rising demand for medical insurance. In the consumer finance sector, banks and other lenders are increasing their assets to further secure new revenue streams and competition in the lending business continues to intensify.

Segment revenues decreased 38% to ¥208,751 million compared to ¥335,252 million during the same period of the previous fiscal year due to recognition of a gain on sale of shares of Monex Group Inc. in the three months ended June 30, 2014, and a significant decrease in investment income from variable annuity and variable life insurance contracts held by HLIKK due to a significant market improvement during the previous fiscal year, offsetting an increase in finance revenues in the banking business.

Segment expenses decreased compared to the same period of the previous fiscal year due primarily to a reversal of liability reserve for the aforementioned decrease in investment income of HLIKK.

As a result of the foregoing and the recognition of a bargain purchase gain resulted from the acquisition of HLIKK in the three months ended September 30, 2014, segment profits decreased 49% to ¥48,835 million compared to ¥96,570 million during the same period of the previous fiscal year.

Segment assets decreased 5% to ¥3,511,492 million compared to the end of the previous fiscal year due to a substantial decrease in investment in securities held by HLIKK, offsetting an increase in installment loans in the banking business.

Overseas Business Segment: Leasing, lending, investment in bonds, investment banking, asset management and ship- and aircraft-related operations

	Nine months ended December 31, 2014	Nine months ended December 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Revenues	406,545	399,856	(6,689)	(2)%
Segment Profits	84,786	116,001	31,215	37%

	As of March 31, 2015	As of December 31, 2015	Change
	(millions of yen)	(millions of yen)	(millions of yen)	Year on Year Change
Segment Assets	2,178,895	2,279,558	100,663	5%

The world economy has been suppressed with low level of growth due primarily to falling primary commodity prices such as price of crude oil and fluctuations in financial markets. Moderate economic growth is expected among developed countries. Meanwhile, economic growth in emerging and developing countries is expected to be weak and economic unevenness among such countries continues to widen.

Segment revenues decreased 2% to ¥399,856 million compared to ¥406,545 million during the same period of the previous fiscal year due to the deconsolidation of HL, despite increases in finance revenues in the Americas and gains on sales of investment securities and operating leases revenues in Asia.

Segment expenses were flat compared to the same period of the previous fiscal year due to the deconsolidation of HL, despite an increase in costs of operating leases.

Segment profits increased 37% to ¥116,001 million compared to ¥84,786 million in the same period of the previous fiscal year due primarily to the recognition of a gain on partial divestment of HL shares in connection with its initial public offering in the United States.

Segment assets increased 5% to ¥2,279,558 million compared to the end of the previous fiscal year due primarily to an increase in investment in operating leases by aircraft-related operations and an increase in installment loans in the Americas and Asia.

(2) Analysis of Consolidated Financial Condition

Financial Condition

		As of March 31, 2015	As of December 31, 2015	Change	Year on Year Change
Total Assets	(millions of yen)	11,443,628	11,064,619	(379,009)	(3)%
(Segment Assets)		9,170,249	8,941,388	(228,861)	(2)%
Total Liabilities	(millions of yen)	9,058,656	8,604,702	(453,954)	(5)%
(Long- and Short-term Debt)		4,417,730	4,342,767	(74,963)	(2)%
(Deposits)		1,287,380	1,385,662	98,282	8%
Shareholders’ Equity	(millions of yen)	2,152,198	2,273,448	121,250	6%
Shareholders’ Equity Per Share	(yen)	1,644.60	1,736.43	91.83	6%

Note:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets decreased 3% to ¥11,064,619 million compared to ¥11,443,628 million at the end of the previous fiscal year. Installment loans increased due primarily to an increase in banking business in Japan and corporate lending in the Americas. In addition, investment in operating leases increased due primarily to purchases of aircrafts in the Overseas Business segment. Meanwhile, investment in securities decreased due primarily to surrender of variable annuity and variable life insurance contracts held by HLIKK. Segment assets decreased 2% to ¥8,941,388 million compared to the end of the previous fiscal year.

We manage our balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets, our liquidity on hand as well as the domestic and overseas financial environments. As a result, long- and short-term debt decreased and deposits increased compared to the end of the previous fiscal year. In addition, policy liabilities and policy account balances decreased compared to the end of the previous fiscal year due to a decrease in liability reserve in line with the surrender of variable annuity and variable life insurance contracts held by HLIKK as mentioned above.

Shareholders’ equity increased 6% to ¥2,273,448 million compared to the end of the previous fiscal year due primarily to an increase in retained earnings.

(3) Medium-Term Management Targets

In addition to sustainable growth of our existing business operations, we believe that there are new growth opportunities in all of our business segments, and we strive to achieve a sustainable profit growth by pursuing these profit opportunities. Our mid-term strategy of “expansion in non-finance business” consists of “organic growth” and “investment in key areas.” With these principles, we will pursue new business opportunities arising from the changing business environment.

To achieve “organic growth,” we will deepen our strength and expertise to expand our business in Japan and overseas. For “investment in key areas,” we continue to pursue new investment opportunities in key areas identified as environment and energy-related business, network in Asia, asset management, and principal investments. The Company aims to achieve ¥300 billion in net income, and maintain ROE around 11% to 12% for the fiscal year ending March 31, 2018.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed rational by ORIX Corporation, actual financial results may differ materially due to various factors, including, but are not limited to, those described under “Risk Factors” in our annual report on Form 20-F for the fiscal year ended March 31, 2015, submitted to the U.S. Securities and Exchange Commission on June 25, 2015. Readers are urged not to place undue reliance on such forward-looking statements.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

There is no corresponding item.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

There is no significant change from the description in Form 20-F filed on June 25, 2015.

3. Financial Information

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2015 and December 31, 2015)

(Unaudited)

		(millions of yen)
Assets	As of March 31, 2015	As of December 31, 2015
Cash and Cash Equivalents	827,518	809,600
Restricted Cash	85,561	83,402
Investment in Direct Financing Leases	1,216,454	1,207,133
Installment Loans	2,478,054	2,567,316
(The amounts of ¥15,361 million as of March 31, 2015 and ¥11,781 million as of December 31, 2015 are measured at fair value by electing the fair value option under ASC 825.)
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(72,326)	(60,172)
Investment in Operating Leases	1,296,220	1,339,430
Investment in Securities	2,846,257	2,443,474
(The amounts of ¥16,891 million as of March 31, 2015 and ¥23,056 million as of December 31, 2015 are measured at fair value by electing the fair value option under ASC 825.)
Property under Facility Operations	278,100	318,125
Investment in Affiliates	378,087	480,791
Trade Notes, Accounts and Other Receivable	348,404	272,115
Inventories	165,540	146,948
Office Facilities	131,556	120,722
Other Assets	1,464,203	1,335,735
(The amounts of ¥36,038 million as of March 31, 2015 and ¥32,334 million as of December 31, 2015 are measured at fair value by electing the fair value option under ASC 825.)

Total Assets	11,443,628	11,064,619

Liabilities and Equity

Short-Term Debt	284,785	277,267
Deposits	1,287,380	1,385,662
Trade Notes, Accounts and Other Payable	335,936	245,993
Policy Liabilities and Policy Account Balances	2,073,650	1,723,609
(The amounts of ¥1,254,483 million as of March 31, 2015 and ¥867,632 million as of December 31, 2015 are measured at fair value by electing the fair value option under ASC 825.)
Current and Deferred Income Taxes	345,514	377,123
Long-Term Debt	4,132,945	4,065,500
Other Liabilities	598,446	529,548

Total Liabilities	9,058,656	8,604,702

Redeemable Noncontrolling Interests	66,901	18,159

Commitments and Contingent Liabilities

Common Stock	220,056	220,469
Additional Paid-in Capital	255,595	255,782
Retained Earnings	1,672,585	1,813,704
Accumulated Other Comprehensive Income	30,373	9,577
Treasury Stock, at Cost	(26,411)	(26,084)

Total ORIX Corporation Shareholders’ Equity	2,152,198	2,273,448

Noncontrolling Interests	165,873	168,310

Total Equity	2,318,071	2,441,758

Total Liabilities and Equity	11,443,628	11,064,619

	As of March 31, 2015	As of December 31, 2015
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	50,330	36,087
Defined benefit pension plans	(19,448)	(19,606)
Foreign currency translation adjustments	431	(5,373)
Net unrealized losses on derivative instruments	(940)	(1,531)

	30,373	9,577

(2) Condensed Consolidated Statements of Income

(For the Nine Months Ended December 31, 2014 and 2015)

(Unaudited)

		(millions of yen)
	Nine Months ended December 31, 2014	Nine Months ended December 31, 2015
Revenues:
Finance revenues	139,332	152,614
Gains on investment securities and dividends	37,965	33,017
Operating leases	279,348	284,396
Life insurance premiums and related investment income	276,112	160,735
Sales of goods and real estate	280,188	609,783
Services income	559,095	556,535

Total Revenues	1,572,040	1,797,080

Expenses:
Interest expense	54,844	54,025
Costs of operating leases	177,960	183,695
Life insurance costs	225,299	101,206
Costs of goods and real estate sold	250,807	546,915
Services expense	311,830	328,264
Other (income) and expense, net	8,408	(1,033)
Selling, general and administrative expenses	306,883	316,953
Provision for doubtful receivables and probable loan losses	6,289	5,940
Write-downs of long-lived assets	15,512	4,547
Write-downs of securities	6,316	3,952

Total Expenses	1,364,148	1,544,464

Operating Income	207,892	252,616

Equity in Net Income of Affiliates	14,077	25,044
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	20,226	57,012
Bargain Purchase Gain	36,082	—

Income before Income Taxes and Discontinued Operations	278,277	334,672

Provision for Income Taxes	84,283	111,489

Income from Continuing Operations	193,994	223,183

Discontinued Operations:
Income from discontinued operations, net	463	—
Provision for income taxes	(166)	—

Discontinued operations, net of applicable tax effect	297	—

Net Income	194,291	223,183

Net Income Attributable to the Noncontrolling Interests	5,542	7,009

Net Income Attributable to the Redeemable Noncontrolling Interests	3,344	810

Net Income Attributable to ORIX Corporation Shareholders	185,405	215,364

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Nine Months Ended December 31, 2014 and 2015)

(Unaudited)

		(millions of yen)
	Nine Months ended December 31, 2014	Nine Months ended December 31, 2015
Net Income:	194,291	223,183

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	6,606	(14,215)
Net change of defined benefit pension plans	(13,275)	(113)
Net change of foreign currency translation adjustments	55,811	(4,708)
Net change of unrealized losses on derivative instruments	(890)	(623)
Total other comprehensive income (loss)	48,252	(19,659)

Comprehensive Income	242,543	203,524

Comprehensive Income Attributable to the Noncontrolling Interests	10,266	6,882

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	12,725	2,074

Comprehensive Income Attributable to ORIX Corporation Shareholders	219,552	194,568

Note 1:

Pursuant to ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

Note 2:

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates. Since its acquisition on February 27, 2014, the Company had been consolidating DAIKYO on a lag basis. In order to reflect DAIKYO’s financial position and results of operations in the Company’s consolidated financial statements in a concurrent manner, the Company eliminated the lag period and has aligned the fiscal year end of DAIKYO with the Company’s fiscal year end of March 31 from the fourth consolidated period of the year ended March 31, 2015. Based on this change, the Company retrospectively adjusted the third consolidated period of the previous year’s condensed consolidated statements of income and condensed consolidated statements of comprehensive income.

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

						(millions of yen)

	Nine Months ended December 31, 2014		Nine Months ended December 31, 2015		March 31, 2015	December 31, 2015
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets

Corporate Financial Services	61,069	18,661	81,475	33,841	1,132,468	1,058,719
Maintenance Leasing	198,246	31,578	204,743	33,691	662,851	717,811
Real Estate	147,208	22,481	154,691	44,374	835,386	744,869
Investment and Operation	429,687	23,007	751,084	46,672	660,014	628,939
Retail	335,252	96,570	208,751	48,835	3,700,635	3,511,492
Overseas Business	406,545	84,786	399,856	116,001	2,178,895	2,279,558

Segment Total	1,578,007	277,083	1,800,600	323,414	9,170,249	8,941,388

Difference between Segment Total and Consolidated Amounts	(5,967)	1,194	(3,520)	11,258	2,273,379	2,123,231

Consolidated Amounts	1,572,040	278,277	1,797,080	334,672	11,443,628	11,064,619

Note 1:

The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

For certain VIEs that are used for securitization and are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs. Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.
Note 4:

From the fourth consolidated period in the year ended March 31, 2015, we eliminated the accounting period gap that previously existed between ORIX and DAIKYO, which is grouped under Investment and Operation segment. Based on this change, we have retrospectively adjusted the segment information for the third consolidated period of the previous fiscal year.

2. Geographic Information

					(millions of yen)

	Nine Months Ended December 31, 2014
	Japan	The Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	1,161,655	148,719	263,880	(2,214)	1,572,040
Income before Income Taxes*1	190,561	24,393	63,786	(463)	278,277

					(millions of yen)

	Nine Months Ended December 31, 2015
	Japan	The Americas*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts

Total Revenues	1,384,265	143,227	269,588	—	1,797,080
Income before Income Taxes*1	212,559	61,372	60,741	—	334,672

*Note 1:	Results of discontinued operations, pre-tax are included in each amount attributed to each geographic area.
*Note 2:	Mainly the United States
*Note 3:	Mainly Asia, Europe, Australasia and Middle East
Note 4:

Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the nine months ended December 31, 2014 and the nine months ended December 31, 2015. The revenues of Robeco aggregated on a legal entity basis were ¥73,418 million in the Americas and ¥72,361 million in Other for the nine months ended December 31, 2014, and ¥84,410 million in the Americas and ¥58,748 million in Other for the nine months ended December 31, 2015.

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Events

There is no corresponding item.